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                                                                      EXHIBIT 5

[InControl Logo]
                                                    InControl, Inc.
                                                    6675 185th Avenue, N.E.
                                                    Redmond, WA 98052-6734

                                                    Kurt C. Wheeler
                                                    President and Chief
                                                    Executive Officer

                                August 17, 1998

To the Stockholders of InControl, Inc.

  I am writing to inform you that on August 10, 1998, InControl, Inc. ("InControl") entered into a merger agreement with Guidant Corporation ("Guidant") and Pegasus Acquisitions Corporation, an indirect, wholly owned subsidiary of Guidant ("Pegasus"), which provides for the acquisition by Guidant of all of the outstanding shares of InControl by means of a cash tender offer and a subsequent merger.

  As the first step of this acquisition, Pegasus is making a cash tender offer for all outstanding shares of InControl's common stock at a price of $6.00 per share, net to the seller in cash. Subject to certain conditions, Pegasus and InControl will be merged subsequent to the completion of the tender offer, and the remaining outstanding shares will be converted into the right to receive $6.00 cash per share, or such higher price as Pegasus may offer in the tender offer.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF INCONTROL
AND INCONTROL'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT EACH STOCKHOLDER ACCEPT THE TENDER OFFER AND TENDER HIS OR HER SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including the opinion of Goldman, Sachs & Co., the Company's financial advisor, to the effect that, as of the date of the merger agreement, the consideration to be received by the Company's stockholders pursuant to the offer and the merger is fair to the Company's stockholders from a financial point of view.

  In addition to the attached Schedule 14D-9, also enclosed with this letter is Pegasus's Offer to Purchase dated August 17, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

  If you desire assistance in completing the Letter of Transmittal or tendering your shares, please call Georgeson & Company, Inc., the Information Agent for the tender offer, collect at (212) 440-9800 or call toll-free at 1-800-223-2064.

                                          Very truly yours,

                                          Kurt C. Wheeler
                                          President, Chief Executive Officer
                                          and Chairman of the Board